manatt manatt | phelps | phillips	Brian S. Korn Manatt, Phelps & Phillips, LLP Direct Dial: (212) 790-4510 E-mail: BKorn@manatt.com

May 13, 2020

Via EMAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3233

Attention: Mr. Ruairi Regan and Mr. James Lopez
Office of Real Estate and Construction

Re:	Groundfloor Finance Inc. Offering Statement on Form 1-A Filed April 3, 2020 File No. 024-11188

Dear Mr. Ruairi Regan and Mr. James Lopez:

We are submitting this letter on behalf of our client, Groundfloor Finance Inc. (the “Company”), in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in your letter dated April 30, 2020 (the “Comment Letter”) in connection with the Company’s Offering Statement on Form 1-A (the “Offering Statement”), as filed with the SEC on April 3, 2020.

For your convenience, our responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. Each of the comments from the Comment Letter is restated in bold and italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in the Offering Statement. All page number references in the Company’s responses are to page numbers in the Offering Statement, which is being filed concurrently with this response.

General

1.	Please revise throughout to update your filing as of the most recent practicable date and remove disclosure speaking as of previous dates. Currently you include what appear to be outdated statements. For example, we note the statement on page 30 regarding the ISB Note that “[a]s of the date hereof, the principal sum of $1.8 million remains outstanding.” You also state on page 40 that “[a]s of the date hereof,” $1.75 million remains outstanding; however, you indicate on pages 30 and F-23 that the ISB Note was repaid. As another non-exclusive example, we note the beneficial ownership table narrative discusses ownership as of January 2018 and fiscal year 2016. We also note the date of your executive compensation disclosure. Please revise accordingly.

Response: The Company has revised the filing to reflect the most recent practicable date and to remove disclosure speaking as of previous dates.

Cover page

2.	Please revise to state which disclosure format you are using.

Response: The Company has revised the disclosure to state that the Company is following the disclosure format of Part II of Form 1-A pursuant to the general instructions of Part II(a)(1)(i) of Form 1-A.

Risk Factors, page 10

3.	We note your disclosure on page 13 regarding the waiver of rights to trial by jury in the subscription agreement and the investors’ rights agreement. Please revise your offering statement to clarify whether purchasers of interests in a secondary transaction would be subject to the jury trial waiver provision.

Response: The Company has revised the disclosure to clarify that purchasers of interests in a secondary transaction are subject to the jury trial waiver provision in the subscription agreement and the investors’ rights agreement.

Management’s Discussion & Analysis, page 24

4.	We note the risk factor on page 19 regarding potential adverse impacts from COVID-19 on your developers and your operations. Please tell us what consideration you gave to providing expanded information in your Management’s Discussion and Analysis regarding potential material impacts specific to you, as well as any significant impacts that your business or developers have already experienced from the COVID-19 pandemic (e.g. whether property development projects have been delayed or otherwise adversely affected and whether borrower defaults or workouts have increased). Refer to CF Disclosure Guidance: Topic No. 9 for guidance.

Response: The Company has revised the disclosure to provide expanded information in the Management’s Discussion and Analysis regarding potential material impacts specific to the Company, as well as any significant impacts that the Company’s business or developers have already experienced from the COVID-19 pandemic.

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5.	Please revise the discussion of the convertible notes on page 31 to discuss the extent to which your Regulation A offerings have allowed noteholders to convert at a discount under a “qualified” financing.

Response: The Company has revised the discussion of the convertible notes to discuss the extent to which the Company’s Regulation A offerings have allowed noteholders to convert at a discount under a “qualified” financing.

6.	Where you discuss known material trends, events and uncertainties, please clarify the extent to which you have experienced material changes in funding your operations through LRO offerings, other Regulation A offerings and other financing sources. Similarly, please clarify the extent to which you have experienced material changes in the amounts (in total or as a proportion of loans) of funding provided to developers, for example due to COVID-19.

Response: The Company has revised the disclosure to clarify the extent to which the Company has experienced material changes in funding its operations through LRO offerings, other Regulation A offerings and other financing sources and the amounts of funding provided to developers.

Related Party Transactions, page 33

7.	Please revise to disclose the total amounts borrowed and repaid under the ISB loan. Please also revise this section to identify the individuals instead of referring to “a director.”

Response: The Company has revised the disclosure to include the total amount borrowed and repaid under the ISB loan and the names of the referenced directors.

Independent Auditor’s Report, page F-3

8.	Please address the following with respect to your independent auditor’s report:

•	Have your auditor revise their report to state, if true, that the financial statements of the company as of December 31, 2018, not 2019, have been audited by other auditors.

Response: The Company has included an independent auditor’s report that states that the financial statements of the company as of December 31, 2018 were audited by other auditors.

•	Include the auditor’s report for the year ended December 31, 2018 or explain to us why the audit report is not required. If you revise your filing to include the report from your prior auditor, please also include the auditor’s consent.

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Response: The Company has included the audit report for the year ended December 31, 2018 in the Offering Statement as Exhibit 16.1. The Company has also included the consent of the prior auditor as Exhibit 11.3.

•	Tell us how you have complied with Item 4 of the instructions to Form 1-U and Item 17 paragraph 9 of the instructions to Form 1-A with respect to your change in auditor.

Response: The Company is filing a Form 1-U concurrently with the Offering Statement, which addresses the dismissal of the Company’s previous auditor and the appointment of the Company’s current independent accountant. The Form 1-U filing includes as Exhibit 9.1, a letter from the Company’s former independent accountant regarding its concurrence with the statements made by the Company in the Form 1-U concerning the dismissal of the Company’s former independent accountant in compliance with Item 17 paragraph 9 of the instructions to Form 1-A.

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We thank you for your prompt attention to this letter responding to the previously submitted Offering Statement and Comment Letter. Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (212) 790-4510.

Sincerely,

/s/ Brian S. Korn

Brian S. Korn

cc:	Brian Dally, Chief Executive Officer

Nick Bhargava, Acting Chief Financial Officer

Groundfloor Finance Inc.

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